02049332

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BOC Hong Kong (Holdings) Limited

*CURRENT ADDRESS 52/F, Bank of China Tower
No. 1 Garden Road
Hong Kong

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34675 FISCAL YEAR

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY:

DATE : 9 April 2002

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

Incorporated on 12th day of September 2001

Clifford Chance
Hong Kong

No. 770009
編號

COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第32章
公司條例

CERTIFICATE OF INCORPORATION
公司註冊證書

***

I hereby certify that
本人謹此證明

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

is this day incorporated in Hong Kong under the Companies Ordinance,
於本日在香港依據公司條例註冊成爲

and that this company is limited .
有限公司。

Issued by the undersigned on 12 September 2001 .

本證書於二〇〇一年九月十二日簽發。

MISS R. CHEUNG

for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
(公司註冊主任 張潔心 代行)

CR

No. 770009
編號

COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第32章
公司條例

CERTIFICATE OF INCORPORATION
公司註冊證書

* * *

I hereby certify that
本人謹此證明

BOC HONG KONG (HOLDINGS) LIMITED
中銀香港（控股）有限公司

is this day incorporated in Hong Kong under the Companies Ordinance,
於本日在香港依據公司條例註冊成為

and that this company is limited.
有限公司。

Issued by the undersigned on 12 September 2001.
本證書於二○○一年 九月十二日簽發。

MISS R. CHEUNG
for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
（公司註冊主任 張潔心 代行）

C.R.F. 4 (99)

THE COMPANIES ORDINANCE, CHAPTER 32

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

1. The name of the Company is "BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司".

2. The registered office of the Company will be situated in Hong Kong.

3. The liability of the members of the Company is limited.

4. The share capital of the Company is HK$100,000,000,000 divided into 100,000,000,000 shares of HK$1.00 each.

5. The shares in the original or any increased capital of the Company may be issued with such preferred, deferred or other special rights or such restrictions (whether in regard to dividend, voting, return of capital or otherwise) as the Company may from time to time determine. Subject to the provisions of Sections 63A and 64 of the Companies Ordinance, Chapter 32, the rights and privileges attached to any of the shares of the Company may be modified, varied, abrogated or dealt with in accordance with the provisions for the time being of the Company's Articles of Association.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company, in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
BANK OF CHINA 1 Fuxingmen Nei Dajie Beijing 100818 The People's Republic of China Corporation (Sd.) by Liu Mingkang (Chairman and President)	One
(Sd.) LIU MINGKANG Building No. 3-602 Lingjing Xiao Qu West District Beijing The People's Republic of China Banker	One
Total Number of Shares Taken	Two

Dated the 3rd day of September, 2001.

WITNESS to the above signatures:

(Sd.) LI WEI
C712 Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
The People's Republic of China

Legal Assistant

THE COMPANIES ORDINANCE, CHAPTER 32

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

PRELIMINARY

1. The regulations contained in Table A in the First Schedule to the Ordinance shall not apply to the Company.

INTERPRETATION

2. In these Articles, unless the context otherwise requires:

"**Articles**" means these Articles of Association as amended from time to time;

"**Auditors**" means the auditors of the Company for the time being;

"**Board**" means the board of directors of the Company or the Directors present at a meeting of Directors at which a quorum is present;

"**Company**" means BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司;

"**Director**" means a director of the Company for the time being;

"**HK$**" means Hong Kong dollars, the lawful currency of Hong Kong;

"**holder**", in relation to any shares, means the Member whose name is entered in the Register as the holder of such shares;

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China;

"**Member**" means a member of the Company;

"**Office**" means the registered office of the Company for the time being;

"**Ordinance**" means the Companies Ordinance, Chapter 32, as amended from time to time;

"**Register**" means the register of Members;

"**Seal**" means the common seal of the Company or any official seal that the Company may be permitted to have under the Ordinance;

"**Secretary**" includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary; and

"**share**" means a share in the capital of the Company.

Words importing the singular number shall include the plural number and *vice versa* and words importing the masculine gender shall include the feminine and neuter genders, respectively.

Expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form.

Unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Ordinance or any statutory modification thereof in force at the date at which these Articles becomes binding on the Company.

A reference herein to a "company" shall be deemed to include, where the context so admits, any partnership, association or other body of persons, whether or not incorporated, and, if incorporated, whether or not a company within the meaning of the Ordinance.

PRIVATE COMPANY

3. The Company is a private company limited by shares and accordingly:

(a) the right to transfer shares is restricted in the manner prescribed in these Articles;

(b) the number of Members (exclusive of persons who are in the employment of the Company and of persons who having been formerly in the employment of the Company were while in such employment and have continued after the determination of such employment to be Members) is limited to 50, Provided that where two or more persons hold one or more shares in the Company jointly they shall for the purpose of this Article 3 be treated as a single Member;

(c) any invitation to the public to subscribe for any shares or debentures of the Company is prohibited; and

(d) the Company shall not have power to issue share warrants to bearer.

SHARE CAPITAL AND VARIATION OF RIGHTS

4. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares, any share may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time by ordinary resolution determine.

5. Subject to Sections 49 to 49S of the Ordinance, the Company may issue shares on the terms that they are, or at the option of the Company or the holder of the shares are liable, to be redeemed on such terms and in such manner as may be provided by these Articles.

6. If at any time the share capital is divided into different classes of shares, the rights attached to any class may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To any such separate general meeting, all the provisions of these Articles as to general meetings of the Company shall *mutatis mutandis* apply, but so that the quorum thereof shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of the class present in person or by proxy may demand a poll.

7. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

8. The Company may exercise the powers of paying commissions conferred by Section 46 of the Ordinance, Provided that the percentage rate or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the said Section and the commission shall not exceed the rate of 10% of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10% of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

9. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, further or partial interest in any share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

10. Every person whose name is entered as a Member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of transfer

(or within such other period as the conditions of issue may provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of HK$5.00 for every certificate after the first or such lesser sum as the Directors may from time to time determine, Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders. Every certificate shall be under the Seal and shall specify the shares to which it relates and the amount paid up thereon.

11. If a share certificate is defaced, lost or destroyed, it may be renewed on payment of a fee of HK$5.00 or such lesser sum and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in investigating evidence as the Directors think fit.

12. To the extent that the same is permitted by law, the Company may give financial assistance (including, but not limited to, financial assistance within the meaning of Section 47B of the Ordinance) for the purpose of the acquisition of shares in the Company or shares in the Company's holding company for the time being and such assistance may be given by any means howsoever permitted by law.

LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article 13. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

14. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

15. To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

16. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the

residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

17. The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times and each Member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

18. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

20. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding 10% per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

21. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22. The Directors may, on the issue of shares, differentiate between the holders as the amount of calls to be paid and the times of payment.

23. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting otherwise directs) 8% per annum as may be agreed between the Directors and the Member paying such sum in advance.

TRANSFER OF SHARES

24. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register in respect thereof.

25. Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve.

26. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share.

27. The Directors may also decline to recognise any instrument of transfer unless:

    (a) the instrument of transfer is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

    (b) the instrument of transfer is in respect of only one class of share.

28. If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

29. The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine, Provided that such registration shall not be suspended in any year for more than 30 days or, where the period for closing the Register is extended in respect of that year under the Ordinance, for more than that extended period.

30. The Company shall be entitled to charge a fee not exceeding HK$5.00 on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney or other instrument.

TRANSMISSION OF SHARES

31. In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

32. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him

registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy, as the case may be.

33. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by that Member.

34. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not before being registered as a Member in respect of the share be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, Provided that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days, the Directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the shares until the requirements of the notice have been complied with.

35. Any person to whom the right to any shares in the Company has been transmitted by operation of law shall, if the Directors refuse to register the transfer, be entitled to call on the Directors to furnish within 28 days a statement of the reasons for the refusal.

FORFEITURE OF SHARES

36. If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

37. The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

38. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

39. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

40. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company has received payment in full of all such moneys in respect of the shares.

41. A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

42. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes, payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

ALTERATION OF CAPITAL

43. The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

44. The Company may by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association subject, nevertheless, to the provisions of Section 53(1)(d) of the Ordinance; and

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

45. The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law.

PURCHASE OF OWN SHARES

46. Subject to Sections 49 to 49S of the Ordinance, the Company may purchase its own shares (including any redeemable shares).

47. Subject to Sections 49I to 49O of the Ordinance, the Company may make a payment in respect of the redemption or purchase of its own shares otherwise than out of the distributable profits of the Company or the proceeds of a fresh issue of shares.

ALLOTMENT OF SHARES

48. Subject to Section 57B of the Ordinance, all shares from time to time unissued shall be at the disposal of the Directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and on such terms as they think fit, but so that no shares are issued at a discount except in accordance with Section 50 of the Ordinance.

GENERAL MEETINGS

49. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it, and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next, Provided that so long as the Company holds its first annual general meeting within 18 months of its incorporation, it need not hold it in the year of its incorporation or in the following year. The annual general meeting shall be held at such time and place as the Directors shall appoint.

50. All general meetings other than annual general meetings shall be called extraordinary general meetings.

51. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by Section 113 of the Ordinance. If at any time there are not within Hong Kong sufficient Directors capable of acting to form a quorum, any Director or any two Members may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings be convened by the Directors.

NOTICE OF GENERAL MEETINGS

52. An annual general meeting and a meeting convened for the passing of a special resolution shall be convened by 21 days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which notice is served or deemed to be served and of the day for which it is given and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall

be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are under these Articles entitled to receive such notices from the Company.

53. A meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in these Articles, be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

54. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

55. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and the Auditors, the election of Directors and the appointment of, and the fixing of the remuneration of, the Auditors.

56. No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. Save as herein otherwise provided, two Members present in person or by proxy shall be a quorum.

57. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and places, or to such other day and at such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members or Member present shall be a quorum.

58. The chairman, if any, of the Board shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he is not present within 15 minutes after the time appointed for the holding of the meeting or is unwilling to act or is absent from Hong Kong or has given notice to the Company of his intention not to attend the meeting, the Directors present shall elect one of their number to be chairman of the meeting.

59. If at any meeting no Director is willing to act as chairman or if no Director is present within 15 minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

60. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

61. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded either by the chairman of the meeting or by any Member or Members present in person or by proxy and having the right to vote at the meeting.

62. Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

63. The demand for a poll may be withdrawn.

64. Except as provided in Article 66, if a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

66. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

VOTES OF MEMBERS

67. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every Member present in person shall have one vote, and on a poll every Member shall have one vote for each share of which he is the holder.

68. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint

holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

69. A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may, on a poll, vote by proxy.

70. No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

71. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

72. If at any general meeting any error is made in the counting of votes whether by failure to count any vote which ought to have been counted or by counting votes which ought not to have been counted, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting and is, in the opinion of the chairman of the meeting, of sufficient magnitude to vitiate the result of the voting.

73. On a poll, votes may be given either personally or by proxy.

74. The instrument appointing a proxy may be in any usual or common form or in any other form which the Directors may approve and shall be in writing under the hand of the appointor or of his duly appointed attorney or, if the appointor is a corporation, either under seal or under the hand of an officer or duly authorised attorney or representative. A proxy may be in the form of a facsimile or telex message sent by the appointor or, if the appointor is a corporation, an officer or duly authorised attorney or representative of the appointor and no objection shall be taken to a proxy unless raised at the meeting. A proxy shall have the same powers to vote and speak at a meeting of the Company as a Member present in person. A proxy need not be a Member.

75. The instrument appointing a proxy and, if the Directors so required, the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, shall be deposited with the chairman at the commencement of the meeting or, if the Directors so determine and state in the notice convening the meeting, deposited at the Office or at such other place in Hong Kong as is specified for that purpose in the notice convening the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote (or such later time as the Directors shall determine) or, in the case of a poll, not less than 24 hours before the time appointed for the taking of the poll (or such later time as the Directors shall determine), and in default the instrument of proxy shall not be treated as valid.

76. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

77. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, Provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid has been received by the Company at its Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

78. A resolution in writing signed by all the Members shall be as valid and effectual as if it had been passed at a general meeting of the Company duly convened and held. Any such resolution may consist of several documents in the like form each signed by one or more Members. A resolution sent by cable, facsimile message, telex message or other electronic means which is sent by a Member will for the purpose of this Article 78 be treated as being signed by the Member sending it.

REPRESENTATIVES OF CORPORATION

79. Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative in connection with the affairs of the Company at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member.

DIRECTORS

80. The names of the first Directors shall be determined in writing by the subscribers of the Memorandum of Association or a majority of them.

81. The number of the Directors shall not be less than two.

82. The Company may at any time by ordinary resolution establish a maximum number of Directors and may from time to time and at any time by ordinary resolution increase or reduce the maximum and minimum numbers of Directors, but there shall always be at least two Directors.

83. The Company may by ordinary resolution at any time and from time to time appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors.

84. A Member or Members having the right to attend and vote at any general meeting and holding for the time being not less than 95% in nominal value of the shares giving that right shall be entitled at any time and from time to time by notice in writing to the Company:

(a) to appoint any person to be a Director; and

(b) to remove any Director from office by serving written notice to resign on the Director,

Provided that as a result the total number of the Directors shall not be more than the maximum or be less than the minimum number of Directors fixed by or in accordance with these Articles. Any notice under this Article 84 may consist of one document signed by all the requisite Members or several documents in the like form each signed by one or more of such Members. Each signature may be given personally or by a duly appointed attorney or in the case of a corporation by an officer or by its duly authorised representative.

85. The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, Provided that as a result the total number of Directors shall not at any time be more than the maximum number fixed by or in accordance with these Articles.

86. The Company may by special resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution, appoint another person in his stead.

DIRECTORS' REMUNERATION

87. In addition to any remuneration payable to a Director for his services to the Company as an executive of the Company, each Director shall be entitled to such fees for his services as a Director as may be determined by the Company by ordinary resolution and such remuneration shall be divided among the Directors as they may agree or, in default of agreement, equally. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any Committee of the Directors or general meetings of the Company or in connection with the business of the Company.

DIRECTORS' SHARE QUALIFICATION

88. The share holding qualification for Directors may be fixed by the Company by ordinary resolution, and unless and until so fixed no qualification shall be required.

BORROWING POWERS

89. The Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and, subject to Section 57B of the Ordinance and Article 3, convertible debentures and convertible debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

POWERS AND DUTIES OF DIRECTORS

90. The business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company, and may exercise all such powers of the Company as are not, by the Ordinance or by these Articles, required to be exercised by the Company by resolution or in general meeting, subject, nevertheless, to any of these Articles, to the provisions of the Ordinance and to such directions (being not inconsistent with these Articles or the aforesaid provisions) as may be given by the Company in general meeting, but no direction given by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that direction had not been given.

91. The Directors may from time to time and at any time by power of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of person dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

92. The Company may exercise the powers conferred upon the Company by Sections 103, 104 and 106 of the Ordinance with regard to the keeping of a branch register, and the Directors may (subject to the provisions of those Sections) make and vary such regulations as they may think fit respecting the keeping of any such register.

93. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract (being a contract of significance in relation to the Company's business) with the Company shall, if his interest in the contract or proposed contract is material, declare the nature of his interest at a meeting of the Directors in accordance with Section 162 of the Ordinance.

94. Notwithstanding his interest, a Director shall be entitled to vote in respect of any contract or arrangement in which he is directly or indirectly interested, including in particular the appointment of himself or any other Director to any office or place of profit under the Company and the terms of any such appointment, and to be counted in reckoning whether a quorum is present at any meeting whereat any such matter is considered or decided.

95. A Director may hold any other office or place of profit under the Company (other than the office of Auditors) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director is in

any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such Director holding that office or of the fiduciary relation thereby established.

96. A Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, Provided that nothing herein contained shall authorise a Director or his firm to act as Auditors.

97. A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and, subject to the Ordinance, no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company unless the Company in general meeting otherwise directs.

98. The Directors may exercise all the powers of the Company of establishing, supporting or aiding in the establishment and support of any association, institution, fund, trust or convenience and of granting or paying gratuities, pensions, allowances or bonuses and of paying premiums or other payments towards insurance for the purchase or provision of any such gratuity, pension, allowance or bonus. A Director shall be entitled to retain any benefit recovered by him by reason of the exercise of any such powers and may vote in favour of the exercise of any of such powers, and be counted in reckoning whether a quorum is present at any meeting whereat any such matter is considered or decided, notwithstanding that he is or may become interested therein.

99. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

100. The Directors shall cause minutes to be made in books provided for the purpose of:

(a) all appointments of officers made by the Directors;

(b) the names of the Directors present at each meeting of the Directors and of any Committee of the Directors; and

(c) all resolutions and proceedings at all meetings of the Company, and of the Directors, and of Committees of the Directors.

DISQUALIFICATION OF DIRECTORS

101. The office of any Director shall be vacated if the Director:

(a) ceases to be a Director by virtue of Section 155 of the Ordinance;

(b) becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) becomes prohibited from being a Director by reason of any disqualification order made under Part IVA of the Ordinance;

(d) becomes of unsound mind and the Directors have resolved that he is incapable of properly exercising his functions as Director;

(e) resigns his office by notice in writing to the Company sent by post to or left at the Office;

(f) is removed by a special resolution of the Company; or

(g) in accordance with Article 84 is specified in a written notice to resign served on the Company.

ALTERNATE DIRECTORS

102. A Director may at any time and from time to time appoint any other Director, or any other person, as his alternate and may at any time revoke any such appointment. Any such appointment may be special, that is, limited to a particular meeting, or general, that is effective until determined.

103. In the absence of his appointor, a special alternate shall be entitled to represent his appointor and vote in his place at the meeting referred to in his appointment.

104. A general alternate shall be entitled to notice of meetings of Directors, to attend and vote as a Director at any meeting at which his appointor is not personally present, and generally, in the absence of his appointor, to exercise all the functions of his appointor as a Director.

105. A Director present at a meeting of Directors and appointed alternate (whether special or general) for another Director shall have an additional vote for each of his appointors absent from such meeting.

106. An alternate Director shall be deemed an officer of the Company and not the agent of his appointor.

107. The appointor of an alternate Director may direct the payment to the alternate Director of part or all of the remuneration which would otherwise be payable to the appointor. Except as so directed, an alternate Director shall not be entitled to any remuneration from the Company for acting in that capacity, but shall be entitled to be paid travelling, hotel and other expenses to the same extent as if he were a Director.

108. An alternate Director shall cease to be an alternate Director if he resigns or for any reason his appointment is revoked or his appointor ceases to be a Director otherwise than by retiring and being reappointed at the same meeting.

109. All appointments, revocations of appointment and resignations of alternate Directors shall be in writing sent to the Office and signed by the appointor or, in the case of resignation, by the alternate.

110. An alternate Director shall not require any share qualification but a general alternate by virtue of his office shall be entitled to attend and speak at any general meeting of the Company or at any separate meeting of the holders of any class of shares of the Company whether or not he is entitled to attend by virtue of a holding of shares.

PROCEEDINGS OF DIRECTORS

111. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

112. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by word of mouth, or sent to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request, it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

113. A meeting of the Directors or of a Committee of the Directors may take place without the Directors being physically present together if a quorum for such a meeting communicates by means of conference telephone or other communication equipment whereby all persons participating in the meeting can hear and speak to one another.

114. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two.

115. The Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles, the Directors or Director may and shall act, notwithstanding that there shall not be a quorum, for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

116. The Directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

117. The Directors may delegate any of their powers to Committees consisting of such member or members of their body as they think fit; any Committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

118. A Committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

119. A Committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the chairman shall have a second or casting vote.

120. All acts done by any meeting of the Directors or of a Committee of Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

121. A resolution in writing, signed by all the Directors for the time being entitled to receive notice of a meeting of the Directors or of a Committee of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors or of that Committee, as the case may be. Any such resolution may consist of several documents in the like form each signed by one or more Directors and the signature of a general alternate shall be as effectual as that of his appointor. A resolution sent by cable, facsimile message, telex message or other electronic means which is sent by a Director will for the purpose of this Article 121 be treated as being signed by the Director sending it.

122. A resolution in writing agreed to over the telephone by each Director or each member of a Committee of the Directors or his alternate for the time being entitled to receive notice of a meeting of Directors or of the Committee (or by such of those Directors or members of the Committee or their alternates as have not signed such resolution in writing) shall be as valid and effectual as if it had been passed at a meeting of the Directors or of the Committee duly convened and held. A memorandum of agreement naming each Director, member of the Committee or alternate who agreed to such resolution over the telephone shall be prepared and signed by any Director, member of the Committee or alternate, or by the Secretary, and entered in the book containing the minutes of the proceedings of the Directors or the Committee, and when so entered shall be *prima facie* evidence of the facts stated therein.

MANAGING DIRECTOR AND EXECUTIVE DIRECTORS

123. The Directors may from time to time appoint one or more of their body to the office of managing director, executive director or to any other office or employment under the Company (except that of Auditors) for such period and on such terms as they think fit,

and may also allow any person appointed to be a Director to continue in any other office or employment held by him before he was so appointed, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment.

124. Subject to outstanding agreements, the remuneration of any managing director, executive director or person holding such office or employment for his services as such shall be determined by the Directors and may be of any description and (without limiting the generality of the foregoing) may include his admission to or retention of membership of any schemes, funds or policies instituted, financed or contributed to by the Company or any subsidiary thereof for the provision of pensions, life assurance or other benefits for Directors or their dependants, or for the payment of pension or other benefits to him or his dependants on or after retirement or death, irrespective of membership of any such scheme or fund.

125. The Directors may entrust to and confer upon a managing director, executive director or other office holder any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

SECRETARY

126. The name of the first Secretary shall be determined in writing by the subscribers of the Memorandum of Association or a majority of them. The Directors may from time to time and at any time remove any person from the office of Secretary and appoint another to that office. The remuneration and other terms of service of the Secretary shall be determined by the Directors.

127. A provision of the Ordinance or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

OFFICE

128. The location of the first Office shall be determined in writing by the subscribers of the Memorandum of Association or a majority of them. The Directors may from time to time change the location of the Office.

SEAL

129. The Directors shall provide for the safe custody of the Seal, which shall only be used by the authority of the Directors or of a Committee of the Directors authorised by the Directors in that behalf, and every instrument to which the Seal is affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose.

130. The Directors may exercise the powers conferred on the Company by the Ordinance with regard to the adoption of an official seal for use abroad.

DIVIDENDS AND RESERVES

131. The Company in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

132. The Directors may from time to time pay to the Members such interim dividends as appear to the Directors to be justified by the profits of the Company.

133. No dividend shall be paid otherwise than out of profits.

134. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any profits which they think it prudent not to divide.

135. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article 135 as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividends as from a particular date such share shall rank for dividend accordingly.

136. The Directors may deduct from any dividend payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

137. Any general meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

138. Any dividends, bonus, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named in the Register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, interest or other moneys payable in respect of the shares held by them as joint holders.

139. No dividend shall bear interest against the Company.

ACCOUNTS

140. The Directors shall cause proper books of account to be kept and such other books and registers as are necessary to comply with the provisions of the Ordinance.

141. The books of account shall be kept at the Office or, subject to Section 121(3) of the Ordinance, at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

142. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account, book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

143. The Directors shall from time to time, in accordance with Sections 122, 124 and 129D of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are referred to in those Sections.

144. A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the Directors' report and a copy of the Auditors' report, shall not less than 21 days before the date of the meeting be sent to every Member, and every holder of debentures, of the Company and to all persons other than Members or holders of debentures of the Company, being persons entitled to receive notices of general meetings of the Company, Provided that this Article 144 shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

CAPITALISATION OF PROFITS

145. The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that

such sum is to be set free for distribution amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same is not to be paid in cash but is to be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such Members in the proportions aforesaid, or partly in the one way and partly in the other, Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article 145, only be applied in the paying up of unissued shares to be allotted to Members as fully paid bonus shares.

146. Whenever such a resolution as aforesaid has been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such Members.

AUDIT

147. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance.

NOTICES

148. Every Member and Director shall register with the Company an address either in Hong Kong or elsewhere to which notices can be sent; and if any Member or Directors shall fail so to do, notice may be given to such Member or Director by sending the same in any of the manners hereinafter mentioned to his last known place of business or residence or, if there be none, a notice posted up in the Office shall be deemed to be duly served at the expiration of 24 hours after it is so posted.

149. A notice to be given under these Articles to or by the Company may be given by delivery, prepaid letter (airmail in the case of a registered address outside Hong Kong), cable, facsimile or telex message or by other remote electronic information delivery system.

150. (1) A notice delivered to a registered address shall be deemed to have been served at the time of delivery.

(2) A notice sent by prepaid letter to a registered address in Hong Kong shall be deemed to have been served on the day following its posting.

(3) A notice sent by prepaid airmail letter to a registered address outside Hong Kong shall be deemed to have been served on the fifth day following its posting.

(4) A notice sent by cable or telex message or by other remote electronic information delivery system shall be deemed to have been served on the day following the despatch.

(5) A notice sent by facsimile message shall be deemed to have been served when confirmation of its transmission has been recorded on the sender's facsimile machine.

(6) In the case of a notice sent by prepaid letter, in proving service thereof it shall be sufficient to prove that the envelope or wrapper containing the notice was properly addressed and stamped and was deposited in a post box or at the post office.

151. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

152. Any person who by operation of law, transfer or other means whatsoever becomes entitled to any shares shall be bound by every notice in respect of such shares which, before his name and address has been entered on the Register, shall be duly given to the person from whom he derives his title to such share.

153. Any notice or document delivered or sent by post to the registered address of any Member pursuant to these Articles shall, notwithstanding that such Member be then deceased and whether or not the Company has notice of his decease, be deemed to have been duly served (in respect of any registered shares, whether held solely or jointly with other persons) on such Member until some other person be registered in his stead as the holder or joint holder thereof and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his executors or administrators and all persons (if any) jointly interested with him in any such share.

154. Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a) every Member;

(b) every person entitled to a share in consequence of the death or bankruptcy of a Member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting; and

(c) the Auditors.

No other person shall be entitled to receive notices of general meetings.

WINDING UP

155. If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they consist of property of the same kind or not), and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid, and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, may think fit, but so that no Member is compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

156. Every Director, Managing Director, Executive Director, Secretary, Auditor or other officer or agent for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in relation to the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under Section 358 of the Ordinance in which relief is granted to him by the court.

Names, Addresses and Descriptions of Subscribers

BANK OF CHINA
1 Fuxingmen Nei Dajie
Beijing 100818
The People's Republic of China

Corporation
(Sd.) by Liu Mingkang (Chairman and President)

(Sd.) LIU MINGKANG
Building No. 3-602
Lingjing Xiao Qu West District
Beijing
The People's Republic of China

Banker

Dated this 3rd day of September, 2001.

WITNESS to the above signatures:

(Sd.) LI WEI
C712 Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
The People's Republic of China

Legal Assistant

B-2

Companies Registry
公司註冊處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

I, LIU Mingkang 劉明康 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 17 September 2001, and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

Signed 簽名：

Date 日期： 17 September 2001

* Delete the age certification if the director is a body corporate.
如董事屬法人團體，請刪去年齡證明。

RECEIVED 收件日期
18-09-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

B-3

Form 表格 D3

Companies Registry
公司註冊處

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

I, SUN Changji 孫昌基 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職,

with effect from 17 September 2001, and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

Signed 簽名 : [signature]

Date 日期 : 17 September 2001

RECEIVED 收件日期
18-09-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

* *Delete the age certification if the director is a body corporate.*
如董事屬法人團體,請刪去年齡證明。

Form 表格 D1 B-4

Companies Registry
公司註冊處

Notification of First Secretary and Directors
首任秘書及董事通知書

Company Number 公司編號: 770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 Secretary 秘書 *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
TAM 譚	Lo Fun, Lorita 露芬

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Flat 1A, 1st Floor, Clovelly Court, No. 12 May Road, Hong Kong

(Note 註 3) Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D240457(6)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
--	--

Date of Appointment 委任日期

DD 日	MM 月	YYYY 年
17	9	2001

Presentor s Name and Address
提交人的姓名及地址

LEGIBUS SECRETARIES (H.K.) LIMITED
30/F Jardine House
1 Connaught Place
Hong Kong

For Official Use
請勿填寫本欄

RECEIVED 收件日期
18-09-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of First Secretary and Directors
首任秘書及董事通知書

Company Number 公司編號

770009

3 **Directors 董事** *(Use Continuation Sheet B if more than 2 directors 如超過兩名董事，請用續頁B填寫)*

1 **Name 姓名**

Surname 姓氏	Other names 名字
LIU 劉	Mingkang 明康

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Building No. 3-602 Lingjing Xiao Qu West District, Beijing, The People s Republic of China

(Note 註 3) **Identification 身份證明**

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
A99000489	The People s Republic of China

Date of Appointment 委任日期

DD 日	MM 月	YYYY 年
17	9	2001

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事 --

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

Notification of First Secretary and Directors
首任秘書及董事通知書

Company Number 公司編號: 770009

3 Directors 董事 (cont d 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
SUN 孫	Changji 昌基

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Building No. 2-602 Lingjing Xiaoqu, West District, Beijing, The People s Republic of China

(Note 註 3) Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
D.0034567	The People s Republic of China

Date of Appointment 委任日期

DD 日	MM 月	YYYY 年
17	9	2001

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事 --

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ____ 張續頁A及 ____ 張續頁B。

Signed 簽名 : [signature]

(Name 姓名) : (LIU Mingkang) Date 日期 : 17 September 2001

Director 董事 / ~~Secretary 秘書~~ *

** Delete whichever does not apply 請刪去不適用者*

B-5

Form 表格 R1

Companies Registry
公司註冊處

Notification of Situation of Registered Office
註冊辦事處座落地點通知書

Company Number 公司編號: 770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 Situation of Registered Office 註冊辦事處座落地點

14th Floor, Bank of China Tower, No. 1 Garden Road, Hong Kong

3 Effective Date 生效日期

DD 日	MM 月	YYYY 年
17	9	2001

Signed 簽名 : [signature]

(Name 姓名) : (LIU Mingkang) Date 日期 : 17 September 2001

Director 董事 / ~~Secretary 秘書~~ *

* Delete whichever does not apply 請刪去不適用者

Presentor s Name and Address
提交人的姓名及地址

LEGIBUS SECRETARIES (H.K.) LIMITED
30/F Jardine House
1 Connaught Place
Hong Kong

For Official Use
請勿填寫本欄

RECEIVED 收件日期
18-09-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Amendment No. 1/97 to Specification No. 1/97

B-6

For Immediate Release
23rd October 2001

Reception for the Establishment of Bank of China (Hong Kong) Limited

The reception for the establishment of the Bank of China (Hong Kong) Limited was held today (23rd October) at the Bank of China Tower. More than 1,000 distinguished guests from various sectors such as the HKSAR government, Liaison Office of the Central People's Government, banking and finance, industrial and commercial sector, the media and customers of Bank of China (Hong Kong) joined the celebration party.

The Hon Tung Chee Hwa, Chief Executive of the Hong Kong Special Administrative Region of the People's Republic of China, and Mr Liu Mingkang, Chairman and President of Bank of China, and Chairman of Bank of China (Hong Kong), officiated at the reception. The members of the Board of Directors of Bank of China (Hong Kong) were introduced, namely Mr Liu Mingkang, the Chairman ; Mr Sun Changji, Vice Chairman; Mr Liu Jinbao, Vice Chairman and Executive Director; Directors including Mr Ping Yue, Mr Hua Qingshan, Mr Li Zaohang, Mr He Guangbei, Mr Zhou Zaiqun and Ms Zhang Yanling ; Independent Directors including Mr Chia Pei Yuan, Mr Victor Fung Kwok King, Mr Tung Chee Chen and Mr Shan Weijian; and Mr Neoh Anthony Francis, Senior Advisor. The members of the Board of Directors also convened the First Board Meeting in Hong Kong today.

As remarked by the Hon Mr Tung Chee Hwa at the reception of Bank of China (Hong Kong), "The establishment of the Bank and their decision to register in Hong Kong are significant in the development history of the local banking sector. It will certainly sustain and enhance the stability and growth of the local financial markets and the role of Hong Kong as an international financial centre. Hence, the restructuring project of the former Bank of China Group has received the encouragement of the Government and the support of the people in Hong Kong."

Mr Liu Mingkang, Chairman of Bank of China, said at the reception, "We will carry on the cultural tradition of Bank of China Group in Hong Kong. We will carry on the leading mass brand in Hong Kong that projects financial safety, convenience, and warm human touch. We will also enjoy the specialty of Nanyang Commercial Bank Limited, Chiyu and the strength of BOC Credit Card. I have no doubt that the new bank will be on a better base of quality and customer fulfillment to serve Hong Kong citizens and business circle alike."

"The restructuring of the Bank is not a simple combination of our Hong Kong Branch and its sister banks. Rather, it is a revolution. We witnessed changes in culture, governance and the way of being supervised. And last but not least, we witnessed changes in the management of changes," said Mr Liu.

As stressed by Mr Liu, "Hong Kong is our home, we are rooted here, we are committed here, we are confident in its changes, and we are proud if we can do a bit for our home, Hong Kong."

About Bank of China (Hong Kong)

Bank of China (Hong Kong) was officially established on October 1, 2001. It has combined the businesses of ten of the twelve banks in Hong Kong formerly under the Bank of China (BOC) Group, including Bank of China Hong Kong Branch, the Hong Kong branches of the seven banks incorporated in the Mainland of China (The Kwangtung Provincial Bank, Sin Hua Bank Limited, The China & South Sea Bank Limited, Kincheng Banking Corporation, The China State Bank, Limited, The National Commercial Bank Limited and The Yien Yieh Commercial Bank Limited), as well as two locally-incorporated banks, Hua Chiao Commercial Bank Limited and Po Sang Bank Limited. Bank of China (Hong Kong) also holds shares in Nanyang Commercial Bank Limited and Chiyu Banking Corporation Limited, which are incorporated in Hong Kong, as well as BOC Credit Card (International) Limited (BOC-CC). These two banks and BOC-CC become subsidiaries of BOCHK.

The newly merged Bank of China (Hong Kong) is one of the largest local banks in Hong Kong, with total assets amounted to some HKD800 billion. Having a broad customer base and an extensive distribution network of 369 branches, Bank of China (Hong Kong) provides a comprehensive range of integrated financial service to individual and corporate customers. Bank of China (Hong Kong) is also one of the three note-issuing banks in Hong Kong, and assumes the role of Chairman Bank of the Hong Kong Association of Banks on a rotational basis.

~ End ~

Press enquiries:
Bank of China (Hong Kong) Limited
Corporate Communications Division
Miss Charina Man (Tel: 2826 6175)
Miss Angel Yip (Tel: 2826 6159)

B-7

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
* ☑ New appointment 新委任
* ☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☑ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Tam 譚	Lo Fun, Lorita 露芬

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D240457(6)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
--	--

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
23	10	2001	--

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Bank of China (Hong Kong) Limited
14/F Bank of China Tower
No.1 Garden Road
Hong Kong.

(Attn: Miss Lorita Tam)

For Official Use
請勿填寫本欄

RECEIVED 收件日期
29 - 10 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **770009**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Secretary	23 / 10 / 2001 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: --

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Yeung 楊	Chi Wai 志威

Alias (if any) 別名（如有的話）: Jason

Previous Names 前用姓名: --

Address 地址: Flat 20A, Block 2, The Grand Panorama, 10 Robinson Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E627619(2)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
--	--

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名 : [signature]

(Name 姓名) : (JASON C W YEUNG) Date 日期 : 29 October 2001

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

B - 8

Press Release
Date: Dec 20, 2001

Inauguration of the Bank of China Centre---
Back office centre of Bank of China (Hong Kong)

Bank of China Centre, a new back office operations centre of the Bank of China (Hong Kong) situated at the Olympian City, is inaugurated on December 20, 2001.

Mr Liu Jinbao, Chief Executive of Bank of China (Hong Kong), said at the inauguration ceremony of the Bank of China Centre, "According to our classification of 'front, middle and back offices' operations, Bank of China Centre is the centre of "back office" operations which comprises all the bank-wide support services departments. The newly merged bank, Bank of China (Hong Kong), has centralized all such services as bills, loans process, remittance, telecommunications, funds settlement and corporate services, in order to maximize the utilization and sharing of resources, enhance operating efficiency and help lowering costs."

"Bank of China Centre is the pivot for the Bank of China (Hong Kong) to strengthen its operating efficiency and better control its operating costs. It is also a strong backup to the front office operations where quality service and support are provided. To ensure the achievement of the bank-wide business and profitability objectives, the back office must maintain close and smooth cooperation with the front office", Mr Liu stressed.

Bank of China Centre, located at the Olympian City of the West Kowloon, commands a 26-storey office with a total gross floor area of about 300,000 square feet. Commencing July this year, various support services departments including Operations, Corproate Services, Human Resources, part of the Information Technology, Bills Centre of the Corporate Banking & Finance Institutions, and Audit have already moved into the Centre. The Centre is expected to accommodate 2,000 staff, providing various support services to the front office of the Bank.

Media enquiry:
Corporate Communications Division
Chief Executive's Office
Ms Clarina Man (Tel: 2826-6175)
Ms Angel Yip (Tel: 2826-6159)

B-9

[A16+ B15]

CR

Form 表格 SC1

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號: 770009

1 Company Name 公司名稱
BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)
30 (DD 日) 09 (MM 月) 2001 (YYYY 年) to 至 01 (DD 日) 10 (MM 月) 2001 (YYYY 年)

3 Totals of this Allotment 此股份分配的總款額:-
Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 52,863,901,323

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ -

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 52,863,901,325

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		

Presenter's Name and Address
提交人的姓名及地址

#330237/04

LEGIBUS SECRETARIES (H.K.) LIMITED
30/F Jardine House
1 Connaught Place
Hong Kong

For Official Use
請勿填寫本欄

RECEIVED 收件日期
24-11-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Return of Allotments
股份分配申報表

Company Number 公司編號

770009

6. Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Ordinary	52,863,901,323	HK$1.00	HK$1.00	-	-

Consideration for which the Shares have been Allotted 分配上述股份的代價

Pursuant to clause 2.2.1 and clause 2.2.2 of a "Supplemental Agreement to the Merger Agreement dated 31 May 2001", to which the Company is a party (for shares allotted to BOC Hong Kong (BVI) Limited) and pursuant to clause 2.2.2 of a "Supplemental Agreement to the Merger Agreement dated 31 May 2001", to which the Company is a party (for shares allotted to Hua Chiao Commercial Bank Limited).

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
BOC Hong Kong (BVI) Limited (Corporation)	Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands	45,966,026,016		
Hua Chiao Commercial Bank Limited (Corporation)	92 Des Voeux Road Central, Hong Kong	6,897,875,307		
	Total Shares Allotted by Class 各類別股份分配總額	52,863,901,323		

Signed 簽名：[signature]

(Name 姓名)：(LIU Mingkang) Date 日期：24 November 2001

Director 董事 / ~~Secretary~~ 秘書 *

*Delete whichever does not apply 請刪去不適用者

B-10

CR

Companies Registry
公司註冊處

Form 表格 R1

Notification of Situation of Registered Office
註冊辦事處座落地點通知書

Company Number 公司編號: 770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 Situation of Registered Office 註冊辦事處座落地點

52nd Floor, Bank of China Tower, No.1 Garden Road, Hong Kong

3 Effective Date 生效日期

DD 日	MM 月	YYYY 年
18	12	2001

Signed 簽名 :

(Name 姓名) : (JASON C W YEUNG) Date 日期 : 21 December 2001

~~Director 董事~~/ Secretary 秘書 *

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

BOC Hong Kong (Holdings) Ltd.
52/F Bank of China Tower
No.1 Garden Road
Hong Kong.

(Attn: Miss Lorita Tam)

For Official Use
請勿填寫本欄

RECEIVED 收件日期
21 - 12 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

First revision to Specification No. 1/97 (Amendment No. 1/97)
指明編號第 1/97 號的第 1 期修訂(修訂編號第 1/97 號)

B-11

For Immediate Release
January 30, 2002

Bank of China (Hong Kong) assigned BBB+ and A-2 credit ratings by S&P

International ratings agency Standard & Poor's (S&P) has assigned Bank of China (Hong Kong) Limited (BOCHK) a triple-B-plus long term and a A-2 short term credit ratings, with stable outlook.

Dr Liu Jinbao, Chief Executive of BOCHK, welcomed the ratings and said, "this good rating is not merely an affirmation of BOCHK's size, strong franchise and position in Hong Kong, but is also a reflection of the agency's confidence in the merger and restructuring of Bank of China's Hong Kong commercial banking operations."

As a distinct entity and locally registered licensed bank regulated by the Hong Kong Monetary Authority, BOCHK has a good market position in Hong Kong, satisfactory capitalization, good liquidity and adequate operating profitability. All these factors, quoted by S&P, are reflected in this rating.

"Through the merger and restructuring, BOCHK has established good corporate governance structures to bring about fairness, transparency and accountability," Dr Liu stressed.

A number of reputable and very experienced individuals have joined BOCHK as independent directors to assist the Board in providing objective and independent oversight function for the Bank's operations.

"BOCHK's independent, comprehensive and centralized risk management systems and practices that have been established and are being implemented as part of the merger and restructuring, among other measures, will help improve the Bank's asset quality," Dr Liu added.

- End -

B-12

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 770009

1 **Company Name 公司名稱**

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 **Type of Change 更改事項**

* ☐ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☑ Change of particulars 更改資料

3 **Details of Change 更改詳情**

Note 註 2) A. **Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

BOC Hong Kong (Holdings) Limited
52/F. Bank of China Tower
No.1 Garden Road
Hong Kong.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
28-03-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment / Change of particulars (Section 3B of main form)
委任/更改資料詳情(表格第 3B 項)

(Notes 註 3 &

Appointment / Change of particulars 委任/更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of passport no. of director	21 / 3 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: --

Name / New Name 姓名/新姓名

Surname 姓氏	Other names 名字
Sun 孫	Changji 昌基

Alias (if any) 別名(如有的話): --

Previous Names 前用姓名: --

Address 地址: --

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0235803	The People's Republic of China

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 770009

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of passport no. of director	21 / 3 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: --

Name／New Name 姓名／新姓名:

Surname 姓氏: Liu 劉

Other names 名字: Mingkang 明康

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: --

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
D.0050892	The People's Republic of China

This Notification includes 0 Continuation Sheet A and 1 Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(JASON C W YEUNG) Date 日期：28 March 2002

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

B-13

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

COPY

Our Ref : BS(2002)0074(JY)

19 April 2002

Registrar of Companies
The Companies Registry
14th Floor, Queensway Government Offices
66 Queensway
Hong Kong

Dear Sirs

Re: BOC Hong Kong (Holdings) Limited ("Company")
Company Registration No.770009

Pursuant to Section 140A(3) of the Companies Ordinance, we hereby lodge with you a copy of notice of resignation of Arthur Andersen as external auditors of the Company dated 17 April 2002 for your attention and record. Such notice was received by the Company on 19 April 2002.

Yours faithfully,

For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C W Yeung
Company Secretary

Encl.

收件日期 RECEIVED
19-04-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

BOC Hong Kong (Holdings) Limited
Company No.770009

ANDERSEN
安達信

Arthur Andersen & Co
21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel 852 2852 0222
Fax 852 2815 0548

April 17, 2002

The Board of Directors
BOC Hong Kong (Group) Limited
52/F., Bank of China Tower
1 Garden Road
Hong Kong

For the attention of Dr. Liu Mingkang

Dear Sirs,

BOC Hong Kong (Group) Limited and BOC Hong Kong (Holdings) Limited
("the companies")

In accordance with Section 140A(1) of the Companies Ordinance, we write to notify you of our resignation as auditors of the companies. This resignation takes effect from the time at which this letter is deposited at your office.

We were first appointed as auditors of the companies for the year ended December 31, 2001 and have not issued any reports on the financial statements for the year then ended. In accordance with Section 140A(2) of the Companies Ordinance, we confirm that there are no other circumstances connected with our resignation which we consider should be brought to the attention of the members or creditors of the companies.

Very truly yours,

Arthur Andersen & Co.

收件日期 RECEIVED
19 -04- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Copy to: Dr. Liu Jinbao, Chief Executive, Bank of China (Hong Kong) Limited